MAIL STOP 0511


								September 27, 2004

Mr. Michael Evangelista
President
XSInventory
2950 E. Flamingo Rd., SuiteE-6D
Las Vegas, NV 89121

RE: 	XSInventory
	Registration Statement on Form SB-2
	File Number: 333-118632
Filed August 27, 2004

Dear Mr. Evangelista:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

2. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

Cover Page

3. Please disclose the date on which this offering will end.

Prospectus Cover Page

4. We note, throughout the prospectus, the offering is described as a "best efforts" offering. "Best efforts" offerings generally involve the participation of an underwriter. If there is no underwriter, refer to the offering as a direct participation, direct public, or self-underwritten offering. Please revise.

Summary, page 1

5. We note on page 11 that neither Mr. Evangelista, nor any affiliates will be purchasing shares in this offering. On page 28, you state that the shares purchased in this offering are freely tradable "unless shares are purchased by our affiliates." Please reconcile these two statements. If true, on page 28, clarify that the above quoted language only applies in the case of affiliates who become affiliates because the securities they acquire in the offering provide them, directly or indirectly, with control or the capacity to control the issuer.

6. Disclose whether management, or affiliates thereof, may/will purchase shares in this offering in order to reach the minimum. If so, disclose that they will purchase for investment purposes only and not with the intent to resell.

7. You should expand the first paragraph of the summary to state that:

* you have generated all of your revenue to date by selling goods using eBay;
* your "affiliation" with eBay is a standard user agreement which eBay makes available to members of the general public;
* you have only one full-time employee in addition to your sole officer, director and stockholder, who you anticipate will devote a small portion of his professional time to the company going forward;
* even if the maximum number of securities you are offering are sold, you will not have the financial resources needed to hire additional employees or meaningfully expand your business; and
* you anticipate operating losses for at least the next 12 months.

Capitalization, page 3

8. We note the large range of possible offering proceeds. Please add an additional column in the table which presents capitalization information as adjusted to reflect the sale of 675,000 shares, the midpoint between 350,000 and 1,000,000. Please provide similar disclosure in the Use of Proceeds section.

Risk Factors, page 3

9. To the extent possible, please avoid the generic conclusion that you make in several of your risk factors that the risk discussed would have a material adverse effect on your revenues or operations or loss of investment by investors. Instead, replace this language with more specific disclosure of how your financial condition would be affected as well as putting the risk in context by making the magnitude of the risk clear.
10. The subheadings of some of your risk factors merely state facts and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. We refer you to "A Plain English Handbook - How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999.

11. Some of your risk factor discussions are boilerplate and could apply to any issuer or to any offering. For instance, it appears that risk factor six, "We are subject to substantial competition," could apply to any issuer in your industry. If you elect to retain these and other general risk factors in your prospectus, you must clearly explain how they apply to your industry, company, or offering.

12. Please consider including a risk factor that addressees the risks associated with penny stocks. In this new risk factor, you should highlight the fact that the penny stock rules will apply to your securities and this will adversely affect investors` ability to sell shares purchased in the offering and the price of your securities.

13. Please consider including a risk factor that addressees the risks associated with your sole officer`s ownership of 60-81% of your common stock after the offering. Your discussion should highlight investors` inability to change the composition of the board and management, and lack of decision-making capability or influence as to the registrant and its business.

14. Immediately following the risk factor regarding Mr. Evangelista`s ownership, you should add a risk factor regarding his ability to control the registrant`s issuance of securities after the offering.
In the risk factor you should explain that after the offering, acting alone he could authorize the issuance of securities that may dilute and otherwise adversely affect the rights of purchasers of common stock in the offering, including preferred stock, and that he may authorize the issuance of these securities to anyone he wishes, including himself and his affiliates at prices significantly less than the offering price.

15. You should add a risk factor regarding dilution. In the risk factor, you should compare net tangible book value before and after the offering, quantify the dilution to new stockholders, and mention that the offering price is greater than seven times book value.

16. Please expand the first risk factor to highlight your accumulated deficit and net losses for the periods ended June 30, 2004 and December 31, 2003.

17. Please expand the third risk factor to state that Mr. Evangelista has no experience running an online sales business.

18. Please reconcile the apparent inconsistency between the statement in your fourth risk factor that your sole officer will spend less than 15 hours per month on your activities and the statement in the Directors, Executive Officers section, which states that he devotes at least 15 hours per month on your activities.

19. In the narrative of risk factor four, please disclose that Mr. Evangelista is employed elsewhere and whether there is any risk that his full-time job will prevent his continued involvement with XSInventory.

20. The subheading to risk factor five does not adequately reflect the risks involved in dealing with eBay. Please consider revising this subheading to show that eBay has unilateral power to terminate the agreement, which may result in an inability to continue and a loss of investment, and that if your contract with eBay is terminated that you may not be able to establish relationships with other online trading companies whose websites are as widely utilized by potential buyers of your goods as eBay`s website.

21. Your sixth risk factor, regarding competition, should be expanded to highlight the fact that your eBay agreement does not entitle you to any rights and privileges that are not enjoyed by thousands of other parties that offer goods for sale on the eBay website.

22. Risk factors seven and eight both address the need for additional capital. Risk factors one and nine both address your minimal revenues and the prospect of future sales. Please consider combining the paired risk factors to avoid redundancy.

23. Please expand your need for additional capital risk factor, which will be a combination of current risk factors seven and eight, to state that even if the offering is completed, you will not be able to expand your business meaningfully. Further expand this risk factor to state that even if you sell all of the securities you are offering, the majority of the offering`s net proceeds will be used to pay salaries to your two current employees during the next 12 months.

Special Note Regarding Forward-Looking Statements, page 6

24. Please remove the word "will" from the list of words in the second sentence of this section.

Use of Proceeds, page 7

25. We note that salaries, office lease, office equipment, telephone, office supplies, legal, and inventory appear to be variable expenses. In the event that an amount in between the maximum and minimum is raised, how you prioritize these expenses would be material to investors. Please revise to address this issue.

Dilution, page 10

26. We note the following issues relating to the presentation of dilution tables and narratives:
* Please revise to consistently round disclosures to two decimal places.
* Please revise the net tangible book value per share after the offering under the scenario "maximum offering" to $ .04 consistent with your narratives.
* Please revise the "total cash consideration" to $165,500 instead of $137,000.

Plan of Distribution, page 9

27. In the Prospectus Cover Page you state there is "no arrangement to place funds is an escrow, trust or similar account." Please clarify if that statement applies to the "segregated account" referenced in this section.

28. In conjunction with the preceding comment, if the segregated account is not an escrow, trust or similar account, please revise to provide appropriate risk factor disclosure and address what, if any, assurances are in place to return the investors` funds if the minimum offering is not reached.

29. Please disclose at which bank the segregated account will exist.

30. You state that the offering period may be as long as 180 days. Supplementally, tell us how you plan to update the information in the prospectus and ensure that offerees are furnished with prospectuses containing current information during the offering period.

31. We note that fees ranging from $600 - $2,000 are allocated to subscription processing and will be paid to Ms. Amigone as the "selling agent". Please advise if she is a registered broker/dealer, and disclose in the prospectus what a "Uniform Securities Agent" is. If she is not a registered broker/dealer, please provide the basis for her exemption from registration. Additionally, you do not discuss the fees to be paid to your transfer agent. If Ms. Amigone is actually the transfer agent, please revise where appropriate.

Director, Executive Officers, Promoters and Control Persons, page 12

32. We note the existence of one full-time employee. Considering this person puts in substantially more time than Mr. Evangelista, you should provide the information required by Item 401 of Regulation S-B regarding this person. Please refer to Item 401(b) of Regulation S-B.

33. Please disclose the name of the Las Vegas based automotive wholesale business that Mr. Evangelista has managed since 2003.

Description of Business, page 17

34. We note the term "excess inventories" is used throughout the prospectus. Please define that term and expand your discussions regarding principal products sold, principal suppliers and dependence on one or a few major customers or suppliers as required by item 101(b) of Regulation S-B.

35. Please disclose whether or not you have established any product outlets and file any contracts as exhibits.

36. Please disclose where and with whom you warehouse the merchandise you sell. Please file any contracts as exhibits.

37. We note that in the near future you intend to utilize the on-line trading platforms of TraderOnline.com, Liquidation.com and others. Please disclose the fee structures offered by those and other likely platforms you intend to use. If you enter into agreements during this registration with any of these entities please file those agreements as exhibits.

38. Please discuss the reasons for using more than one trading platform and the factors that would lead you to utilize one platform over another. Also, delete disclosure in the prospectus that states that you have an online trading platform, as you do not, and this disclosure may confuse investors.

39. We note your statement that you intend to "establish a number of quality product outlets" where you "can purchase quality excess inventory" and then sell that inventory on-line. Please explain what you mean by product outlets. For instance, will these be storage locations for inventory? How will they factor into your ability to purchase merchandise for resale?

40. Please disclose expected shipping costs for the products you have and intend to sell.

41. Please disclose the types of products you currently sell and the types you intend to sell in the next 12 months.

42. We refer to the first paragraph of page 1 and 16 stating that you are engaged "in the business of marketing, selling and distributing products, and excess inventories." If this statement means that there are other products being sold in addition to "excess inventories" please elaborate. If not, please revise to eliminate confusion.

43. Please disclose the major suppliers of your merchandise.

44. Please disclose how a Dutch Auction works.

45. Please disclose whether the eBay fees are charged to customers.

46. We note on page 20 that the protection of "trademarks, domain names, trade secrets, and customer lists is critical to your success." Please disclose any such intellectual property and describe the material aspects of such items as required by item 101(b) of Regulation S-B.

47. We note that there is one full-time employee responsible for "purchasing and listing items". However, footnote one of the Use of Proceeds section states that there is only one part-time employee. Please reconcile.

Marketing Strategy, page 19

48. We note your statement that your marketing efforts thus far have included setting up a user name, acquiring merchandise, and establishing a relationship with eBay. Please clarify the marketing aspects of these activities.

49. We note your statement that your marketing efforts thus far have included setting up a user name, acquiring merchandise, and establishing a relationship with eBay. These activities appear to be organizational activities related to the start-up and initial operation of your business, not marketing. Accordingly, either clarify how these activities constitute marketing or delete the second and third sentences of this subsection.

50. Also, please describe any plans for future marketing. For example, discuss the type of advertising, their costs, and who will be responsible for marketing campaigns.

51. We note your statement that you will provide exceptional service by getting products to customers as soon as possible. Please disclose how you will accomplish this and how this service is differentiated from other vendors selling products through eBay or online generally.

Risk Management Insurance, page 20

52. Please disclose in more detail how it is that you will be relying on the liability insurance of your vendor merchants.

Competition, page 20

You should expand this disclosure to state that you also compete with thousands of other parties that offer goods for sale on the eBay website, and that there are no barriers to entry for current and potential competitors.

Employees, page 21

53. We note that you may hire marketing employees. Please disclose when you may hire these employees and include this information in the milestones of your Plan of Operation.

Management`s Discussion and Analysis

54. Please include the information required by Item 303 (b) of Regulation S-B. The Management`s Discussion and Analysis ("MD&A")
section is one of the most critical aspects of Form SB-2. As such, we ask that you revise this entire section to discuss the events, trends, and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at
http://www.sec.gov/rules/interp/33-8350.htm.   This guidance is
intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

Plan of Operation, page 22

55. Please disclose the specific types of inventory you have acquired and sold since inception.

56. Please disclose why the inventory is deemed "excess."

57. Please disclose whether you have any plans or intend to enter into a business combination.

58. We note that your discussion does not address the reasons for material year-to-year changes in financial statement line items. Please revise to do so. The discussion should also address those key variable and other qualitative and quantitative factors that are necessary to an understanding and evaluation of the Company. Refer to
Item 303(b) of Regulation S-B

59. Please revise to include in a separately captioned section, the Company`s off balance sheet arrangements as required by item 303 (c) of Regulation S-B.

Milestones, page 23

60. Please disclose the costs and time period each bulleted milestone was accomplished or expected to be accomplished.

61. We note that you intend to establish outlets for your inventory. Please disclose this goal in the milestone section.

Liquidity and Capital Resources, page 25

62. Please discuss any current plans for meeting your capital requirements though equity, debt, or credit arrangements. If you anticipate applying for bank loans it seems that inventory is the only corporate property that could be used as collateral. Please discuss how you would be able to secure a bank loan.

Description of Property, page 25

63. Please revise to disclose what the current inventory consist of and where it is kept.

Shares Eligible for Future Sale, page 28

64. Please revise the second paragraph to disclose that minimum
350,000 shares are offered.

Legality Opinion

65. Please revise the legality opinion to state the law upon which it is based.

66. We note that the legality opinion only covers the minimum number. Please revise to cover all the shares offered.

Capitalization

67. Total capitalization under the column "as adjusted minimum" foots to $ 51,312. Please revise.

Balance sheet as of December 31, 2003

68. Please revise the additional paid in capital to $ 29,190 consistent with the statements of stockholders` equity.

Statements of operations and cash flows

69. Please revise to include comparative statements of operations and cash flows for the six months ending June 30, 2003 as required by item 310(b) of Regulation S-B.


Note 1- Summary of significant accounting policies- inventory

70. Please explain briefly "excess inventories". In addition, disclose the Registrant`s policy regarding obsolete inventories.

Note 1- Summary of significant accounting policies- revenue recognition

71. Please disclose the timing of the recognition of revenue i.e., whether revenue is recognized upon shipment or delivery. Please disclose the terms of shipment, the right of return associated with product sales, the Registrant`s accounting policy, and the related impact on the financial statements.

Note 1- Summary of significant accounting policies

72. Please disclose the company`s dependence on major customers and vendors as applicable. Please refer to Statements of Position (SOP) 94-6: "Disclosure of Certain Significant Risks and Uncertainties" and to Paragraph 39 of SFAS 131.

Note 3- Stockholders` equity

73. Please revise the proceeds received from issuance of shares in December 2003 and January 5, 2004 consistent with the statements of stockholders` equity.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Raj Rajan at (202) 824-1941 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 942-7470 with any other questions.

Sincerely,



	John Reynolds, Assistant Director

	Office of Emerging Growth Companies

CC: 	Donald J. Stoecklein, Esq.